UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 1)

Navidea Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63937X103
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 63937X103

(1) Names of Reporting Persons.

Platinum-Montaur Life Sciences, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of	(5) Sole Voting Power: 0
Shares
Beneficially	(6) Shared Voting Power: 10,728,324
Owned by
Each	(7) Sole Dispositive Power: 0
Reporting
Person With	(8) Shared Dispositive Power: 10,728,324

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

10,728,324 shares of Common Stock (see Item 4).

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99% (see Item 4).

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 63937X103

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of	(5) Sole Voting Power: 0
Shares
Beneficially	(6) Shared Voting Power: 10,728,324
Owned by
Each	(7) Sole Dispositive Power: 0
Reporting
Person With	(8) Shared Dispositive Power: 10,728,324

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

10,728,324 shares of Common Stock (see Item 4).

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99% (see Item 4).

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 63937X103

(1) Names of Reporting Persons.

Platinum Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of	(5) Sole Voting Power: 0
Shares
Beneficially	(6) Shared Voting Power: 10,728,324
Owned by
Each	(7) Sole Dispositive Power: 0
Reporting
Person With	(8) Shared Dispositive Power: 10,728,324

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

10,728,324 shares of Common Stock (see Item 4).

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99% (see Item 4).

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 63937X103

(1) Names of Reporting Persons.

Mark Nordlicht

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

United States

Number of	(5) Sole Voting Power: 0
Shares
Beneficially	(6) Shared Voting Power: 10,728,324
Owned by
Each	(7) Sole Dispositive Power: 0
Reporting
Person With	(8) Shared Dispositive Power: 10,728,324

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

10,728,324 shares of Common Stock (see Item 4).

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.99% (see Item 4).

(12) Type of Reporting Person (See Instructions).

IN

Item 1.

(a) Name of Issuer.

Navidea Biopharmaceuticals, Inc.

(b) Address of Issuer's Principal Executive Offices.

425 Metro Place North, Suite 450
Dublin, Ohio 43017

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Platinum-Montaur Life Sciences, LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Partners Value Arbitrage Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Platinum Management (NY) LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Mark Nordlicht
152 West 57th Street, 4th Floor
New York, NY 10019
United States

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

63937X103

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) Amount Beneficially Owned: 10,728,324 shares of Common Stock.

As of December 31, 2012, Platinum-Montaur Life Sciences, LLC (“Platinum-Montaur”) and Platinum Partners Value Arbitrage Fund L.P. (“PPVA”) collectively beneficially owned 10,728,324 shares of Common Stock.  The shares of Common Stock beneficially owned by Platinum-Montaur and PPVA represent 9.99% percent of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on the 107,390,632 shares of Common Stock reported by the Issuer as being outstanding as of November 2, 2012 on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2012.

The number of shares of Common Stock beneficially owned excludes the following to the extent that the conversion and/or exercise thereof would be prohibited by the 9.99% Blocker (as defined below), all of which are directly owned by Platinum-Montaur: (i) 8,333,333 shares of Common Stock issuable upon exercise of a Series X Warrant issued on April 16, 2008, as amended (the “Series X Warrant”); (ii) 2,400,000 shares of Common Stock issuable upon exercise of a Series AA Warrant issued on July 24, 2009 (the “Series AA Warrant”); and (iii) 22,687,260 shares of Common Stock issuable upon conversion of 6,938 shares of Series B Convertible Preferred Stock (the “Preferred Stock”).

The Certificate of Designations of the Preferred Stock, the Series X Warrant and the Series AA Warrant each contain a blocker (the “9.99% Blocker”) that prevents the conversion or exercise thereof, as applicable, to the extent that such conversion or exercise, as applicable, would result in the holder and its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.

In addition, PPVA is party to a notional principal amount derivative agreement with respect to 2,000,000 shares of the Issuer’s Common Stock.  The derivative agreement provides PPVA with economic results that are comparable to the economic results of ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the derivative agreement.  The counterparty to the derivative agreement is an unaffiliated third party financial institution.

(b) Percent of class:  9.99%

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 10,728,324
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 10,728,324

The shares of Common Stock (the “Shares”) reported in this Schedule 13G are held directly by Platinum-Montaur and PPVA.  Platinum-Montaur is a subsidiary of PPVA.  Platinum Management (NY) LLC is the investment manager and general partner of PPVA and the investment manager of Platinum-Montaur.  Mr. Nordlicht is the Chief Investment Officer of Platinum Management (NY) LLC and has voting and investment control of the Shares held by Platinum-Montaur and PPVA.  Each of Platinum Management (NY) LLC and Mr. Nordlicht expressly disclaims beneficial ownership of the Shares held by Platinum-Montaur and PPVA.  Each of Platinum-Montaur and PPVA expressly disclaims beneficial ownership of Shares held by the other.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2013

Platinum-Montaur Life Sciences, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Navidea Biopharmaceuticals, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 15, 2013

Platinum-Montaur Life Sciences, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht